Subsidiaries of the Registrant

Sagemark Capital, L.P.
SIS Capital Corporation

There are no other subsidiaries with significant operations assets or liabilities. However, one subsidiary (also no longer active) is involved in litigation as discussed in Part II. Other Information, Item 1. Legal Proceedings.